SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PeopleSoft, Inc.

(Name of Subject Company)

PeopleSoft, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

Craig Conway

President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Douglas D. Smith, Esq.

Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

          ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

      The purpose of this amendment is to amend and restate Item 7 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed on June 11, 2003, to supplement the information contained in Item 8 of such Schedule 14D-9 and to add a new Exhibit (a)(3) and revise the Exhibit Index accordingly.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      (a) Prior to the announcement of Oracle’s June 9 tender offer for all outstanding shares of the common Stock of PeopleSoft, Inc. (the “Company”), the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), among J.D. Edwards & Company (“J.D. Edwards”), the Company and a wholly owned subsidiary of the Company, pursuant to which the Company would acquire J.D. Edwards. Based upon the recent reaffirmation of the acquisition by the board of directors of the Company, the Company is engaged in discussions with J.D. Edwards regarding the issues presented by the Oracle tender offer and how best to proceed with such acquisition. The board of directors has determined that disclosure with respect to the status or content of such discussions would jeopardize continuation of such discussions and would be contrary to the best interests of the Company and its stockholders.

      Except as described above, the Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      (b) There is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in the second paragraph in Item 7(a) immediately above.

Item 8.                          Additional Information

      On June 12, 2003, Thomas Nemes, who purports to be a stockholder of the Company, filed a putative stockholder class action suit in the Delaware Court of Chancery against the Company and the members of the board of directors alleging that the defendants breached their fiduciary duties in connection with the Company’s response to Oracle’s tender offer. Plaintiff seeks injunctive and declaratory relief and monetary damages.

      The Company believes that the claims and allegations asserted in the foregoing putative class action suit are without merit, and intends to vigorously defend against this lawsuit.

      On June 12, 2003, J.D. Edwards filed a suit in California Superior Court in the County of San Mateo against Oracle Corporation and two of its executives alleging violations of California’s Business and Professions Code Section 17200et seq., intentional interference with prospective economic advantage and negligent interference with prospective economic advantage. The suit seeks compensatory damages and a preliminary and permanent injunction enjoining the defendants from proceeding with Oracle’s proposed tender offer, taking or attempting to take any other steps to acquire control of the Company or J.D. Edwards, and otherwise interfering with the completion of the proposed merger acquisition of J.D. Edwards by the Company.

      On June 12, 2003, J.D. Edwards filed a suit in Colorado State Court against Oracle Corporation and its wholly owned subsidiary, Pepper Acquisition Corp., alleging claims for tortious interference with contract and prospective business relations. The suit seeks, among other things, compensatory damages of $1.7 billion and an unspecified amount of punitive damages.

      On June 13, 2003, the Company filed a suit in the California Superior Court for the County of Alameda against Oracle Corporation and Pepper Acquisition Corp. The Company alleges that in connection with Oracle’s proposed tender offer, the defendants have engaged in: (i) unfair trade practices in violation of California’s Business and Professions Code; (ii) acts of unlawful interference with the Company’s contracts with its customers; (iii) acts of unlawful interference with the Company’s relationships with its prospective customers; and (iv) acts of unlawful disparagement of the Company’s products and services. The Company seeks an injunction precluding defendants’ unfair trade practices and other unlawful actions, proceeding further with the tender offer, restitution and damages.

Item 9.                          Materials to Be Filed as Exhibits

      Item 9 is hereby amended, supplemented and restated in its entirety as follows:

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC on June 12, 2003.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

By:	/s/ KEVIN T. PARKER

Kevin T. Parker
Executive Vice President
Finance and Administration,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 13, 2003

EXHIBIT INDEX

Exhibit No.	Document

*(a)(1)	Press release issued by PeopleSoft on June 12, 2003
*(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders
*(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders
*(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)
*(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)

*	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC on June 12, 2003.